Exhibit 11.1

Statement of Computation of Earnings per Share

EMC METALS CORP.

	Six Months ended	Six Months Ended
	June 30, 2013	June 30, 2012
Net Income	($1,43,183)	($2,194,066)
Average number of common shares outstanding	165,358,337	150,678,713
Contingency issuable shares	18,863,750	17,183,750
Adjusted average shares	184,222,087	167,861,463
Basic and fully diluted earnings per share	0.00	0.00